PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

D&M Group Ltd

2929 Arch Street
Suite 1700
Philadelphia, **PA 19104**

dmgroupltd.com

Maximum $107,000 of Revenue Sharing Promissory Notes

Minimum of $10,000 of Revenue Sharing Promissory Notes

INVESTMENT OPPORTUNITY

Revenue Sharing Promissory Notes

Investment Multiple: 137.5% of initial investment

Revenue Sharing Percentage: 20.0% of the gross revenue of the Company calculated on a cash basis (excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.)

Initial Grace Period: 12 months (number of months after final Closing after which Periodic Payments begin)

Maturity Date: 60 months after the Initial Grace Period (number of months after Initial Grace Period upon which any unpaid Amount Due becomes due.)

Payment Period: Every 3 months, following the Initial Grace Period

What is a Revenue Sharing Promissory Note?

A revenue sharing promissory note offers you the right to receive a portion of the Company's gross revenues up to a certain amount. The amount of return you will receive in the future is determined by the Investment Multiple. Your return is equal to your Initial Investment x the Investment Multiple. Payments towards this multiple begin after the Initial Grace Period. After the initial Grace Period, Investors will received a payment towards their portion of the Total Payment every Payment Period until the Maturity Date. If the Total Payment is not repaid by the Maturity Date, the entire remaining amount becomes due and payable at the Maturity Date.

(See Exhibit F to the Offering Document for a complete set of Terms)

Company	D&M Group Ltd
Corporate Address	2929 Arch Street, Suite 1700 Philadelphia, PA, Philadelphia, 19104

Description of Business	Self serve and automatic car wash
Type of Security Offered	Revenue Sharing Promissory Notes
Minimum Investment Amount (per investor)	$100

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

D&M Car Wash will be a prominent car wash serving the greater Philadelphia area community. D&M Car Wash will be providing customers with exterior car washing and self serve vacuums for interior cleaning. D&M Car Wash will have the ability to provide a high quality and entertaining service for less than the competition. D&M will use technology to the fullest extent possible when making sales to the customers and also with analyzing issues with maintenance that can all be monitored remotely.

Development Stage

This project requires a large upfront capital investment, and we want to clarify that construction is not complete and the company is pre-revenue. The founder will contribute an additional $25k upon raising $500k and $25k upon the raising of $775k. Real estate locations of new construction opportunities as well as existing locations that could be upgraded have been researched. We have communicated with manufactures and distributors during this process also.

Sales, Supply Chain, & Customer Base

Extensive research indicates that the four seasons in the Philadelphia area is the best environment to support steady year round sales. Further, D&M's location and marketing campaign will attract residential and commercial customers.

Competition

The car washing business in greater Philadelphia consists of several small competitors. Everything from local children raising money for their youth group on a Saturday by cleaning cars, to the full service tunnel automatic car washes, will be competition for D&M Car Wash.

Liabilities and Litigation

The company does not currently have any liabilities or pending litigation.

The team

Officers and directors

Donna Dutcher	Founder & CEO, Manager

Donna Dutcher
Donna has over 10 years of experience managing nationally known franchises. She is currently is a general manager with Starbucks and has been since 2016 (primary job). She chose Starbucks because it allowed her to work a full-time 40 hour week close to home. This gave her the time to spend the 20 hours a week building D&M Car Wash. Previously she worked at The Rose Group as the general manager from 2012 to 2016, she has been responsible for P&L on units that gross over 2MM a year. Prior to working for The Rose Group, she successfully owned and operated a small business that she sold after increasing the revenue by over 100%. She has learned to develop a wide array of skills and unique problem-solving abilities which are crucial to making a startup succeed. She has managed new store launches starting at the construction process, through to opening and running locations with as many as 60 employees reporting to her. Donna's broad experience in retail, market growth, business and brand building will help make D&M Group an innovator in the car wash sector. Donna has been the CEO, Founder, and Manager of D&M Group since March of 2018.

Number of Employees: 1

Related party transactions

No related party transactions at this time.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Start-Up Company** The Company has a limited to no operating history and has not generated revenue from intended operations yet. We are a startup Company and our business model currently focuses raising funds in order to begin operations. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. As of now, we have not begun operating. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, starting the business) that, if the Maximum Amount is raised in this Offering, we anticipate that we can operate the business for 36 months without revenue generation, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.
- **Uncertain Risks** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the debt offering should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment, and that Company might not be able to make any repayment on the debt issued. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Financing** We are a startup company. While we intend to generate revenue in the foreseeable future, we cannot assure you when or if we will be able to do so. We intend to rely upon the debt financing raised here to fund our operations.
- **Economic Conditions** The Company's business and operations are sensitive to general business and economic conditions in the Delaware Valley/Philadelphia metropolitan area along with local, state, and federal governmental policy and regulatory decisions. Most, if not all, of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the Delaware Valley/Philadelphia metropolitan in which we operate may adversely impact our consolidated financial results. Inflation, hyperinflation, currency exchange rates, recession, depression, high unemployment levels, and other unfavorable economic conditions could affect our ability to be profitable. A severe and/or prolonged economic downturn or a negative or uncertain political climate could adversely affect our customers' financial condition and the levels of business activity of our customers we serve. This may reduce demand for our products or depress pricing of those products and have a material adverse effect on our results of operations. In addition to having an impact on general economic conditions, events such as acts of terrorism, war, or similar unforeseen events, may adversely affect our ability to service our customers and our results of operations, although the impact of such events can be difficult to quantify. If we

are unable to successfully anticipate changing economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

- **Competition** We face competition with respect to any other business operating a car wash/detailing service, be it full-service, self-service or mobile in our geographical operating area. Our competitors include mobile car washing/detailing services and existing/future full and self-service car wash/detailing companies. Some of our competitors have significantly greater financial, technical and human resources than we have. These competitors also compete with us in our proposed customer base. As a result, our competitors may be able to advertise and/or operate more efficiently than we are able to do so, resulting in a loss/decline of revenue for our Company.

- **Employment/Wage Laws** Federal, state and local employment and wage laws may adversely affect our ability to generate revenue or a profit. While we anticipate operating our car washing/detailing centers on a self-serve basis, which would generally require a minimal about of labor, various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act as well as other Federal, State and local employment and wage laws and regulations.

- **The rise of Ride-Sharing/Car-Pooling Services** As our business plans relies upon individuals who own cars to utilize our services to wash and clean their cars, the rise of Ride-Sharing/Car-Pooling services could adversely affect our business model, if individuals forego owing automobiles in favor of utilizing a ride-sharing/car-pooling service, which would decrease our consumer base, as fewer automobiles would be in use, resulting in less of a need for an individual to wash their car.

- **Loss of Operational Talent** While we anticipate that our car-washing/detailing centers will be for the most part self-service, their is a risk that the Company could loose those employees who are responsible for day-to-day and strategic operation of the company. Such employees could leave the Company to work for a competitor or start a competing business. The Company intends to combat such instances through Disclosure Agreements, Non-Compete Agreements and other legal means.

- **Profitability Risk** Even though the Company may begin operations and generating revenue, we might not be able to generate a Profit that will allow the Company to sustain operations.

- **Risk of Borrowing** The Company may in the future injure additional debt from investors and/or financial institutions in the future to sustain operational capabilities.

- **Liability/Consumer Complaints** While the Company will strive to ensure compliance with all applicable federal, state and local laws and regulations, as well to ensure a safe environment for our employees and customers, it is possible, through no known circumstances or conditions, the risk of regulatory, employment or liability claims and adverse publicity may occur which could negatively impact our ability to generate revenue to generate a profit and/or continue operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Donna Dutcher, 4500000.0% ownership, Membership Shares

Classes of securities

- Membership Shares: 4,500,000

Membership Shares and Voting Rights

The Company has 4,500,000 membership shares, which are 100% owned by Donna Dutcher. Any Member of the Company may vote, on a pro-rata basis of their percentage of membership shares, on the direction of the Company.

Voting Rights *(of this security)*

The holders of Membership Shares of the Company's are entitled to one vote for each share held of record on all matters submitted to a vote of the Members,. *The holders of the Revenue Participation Rights offered by the Company shall have no voting rights in the Company. At no time will any holder of the Revenue Participation Rights being offered by the Company have the right to redeem such debt into an membership interest in the Company.*

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Membership Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred shares. *Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of the Revenue Participation Rights debt of the Company shall have the rights available to any holder of debt of a Pennsylvania Limited Liability Company under Pennsylvania law.*

Rights and Preferences

The rights, preferences and privileges of the holders of the Membership Shares are subject to and may be adversely affected by, the rights of the holders of any additional debt offerings and/or membership interests.

- Revenue Sharing Promissory Notes: 0

<u>Terms</u>

Investment Multiple: 137.5% of initial investment

Revenue Sharing Percentage: 20.0% of the gross revenue of the Company calculated on a cash basis (*excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.*)

Initial Grace Period: 12 months (number of months after final Closing after which Periodic Payments begin)

Maturity Date: 60 months after the Initial Grace Period (number of months after Initial Grace Period upon which any unpaid Amount Due becomes due.)

Payment Period: Every 3 months, following the Initial Grace Period

Note Payments

1. In consideration for the amount subscribed, and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the three month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.

2. If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Total Payment.

3. If the Periodic Revenue for any three month period is equal to or less than zero, no Periodic Payment will be due to the Subscribers with respect to such three month period.

4. The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.

5. If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.

6. If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to the Total Payment, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

(See Exhibit F to the Offering Document for a complete set of Terms)

What it means to be a Minority Holder

In our Company, holders of the Revenue Sharing Promissory Notes shall not have any voting rights. The control of the Company rests with a single Member, who has the absolute ability to affect the direction of the Company. As the holder of Revenue Sharing Promissory Notes, you will have no ability to influence the control or direction of the Company or any corporate matter, including, but not limited to, changes to the Company's governance documents, additional insurance of securities (either debt or equity), Company repurchase of any outstanding equities (either debt or equity), a sale of the Company or assets of the Company or transactions with related parties.

Dilution

The details of potential dilution are as follows:The investor's portion of revenue could be diluted due to the Company raising additional funds beyond the projected budget amount. When the Company raises additional funds, the percentage of the revenue that you own will go down, even though the profits of the company may go up. In this case, you will own a smaller percentage of the investor's "pool" of the profits. This increase in funds raised could result from another crowdfunding round, a private offering, or angel investment.If the company decides to raise over the published maximum, an investor could experience value dilution, with his or her pro-rated percentage being worth less than before.

In the event that the Company's raise is successful, Membership Shares in the Company will be awarded to two individuals, bringing the total number of Members of the Company to three, which could dilute the share price of each Membership share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

Financial Condition

Results of Operation

We have not yet generated any revenues and de minimus expenses and do not anticipate doing so until we have completed our first round of funding. With this round we will complete the building and equipment installation, which we do not anticipate occurring until December 2018. At this point the company will begin operations and incur estimated revenues and costs shown below. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 36 months without revenue generation. As our monthly fixed expenses are projected to be approximately 2k a month, the company has significant operational capacity even without any generated revenue (highly unlikely). Fixed Expenses include utilities, property taxes, insurance and a part time employee. An increase in variable expenses in directly proportional to an increase in revenue.

ESTIMATED FIXED EXPENSES UPON FUTURE ACQUISITION OF THE BUILDING AND EQUIPMENT
INSURANCE RATE /MONTH $250
LEGAL & ACCOUNTING /MONTH $125
PROPERTY TAXES /MONTH $425
LABOR /MONTH $1,062

EXPENSES
VARIABLE EXPENSES AUTOMATIC CHEMICAL COSTS 4.37%
SELF-SERVE CHEMICAL COSTS 0.52%
EXTRA SERVICES COST 0.64%
ELECTRICITY 5.90%
FUEL (GAS, OIL, ETC.) 5.50%
WATER 4.10%
SEWER 3.00%
SOFTENER SALT 1.00%
COLLECTION 0.12%
PIT CLEANING 1.30%

FIXED EXPENSES 2.83%

ADVERTISING COST 0.50%
MAINTENANCE COST 6.90%
TOTAL OPERATING EXPENSES "PER MONTH" 36.68%

Financial Milestones

The first milestone was the commitment by the founder to contribute an additional $1,000 dollars to start this business. The company is facing a large upfront capital cost and but has the potential for a sizable net income when the business is operational. The founder will contribute an additional $25k upon raising $500k and $25k upon the raising of $775k. Management currently forecasts first, second and third year revenue of $560 thousand, $761 thousand and $1.336 million, respectively, and costs of $211 thousand, $281 thousand, and $287 thousand respectively and believes the company will generate positive net income in year one. There is the opportunity to have revenue generated 24 hours a day, 365 days a year at over a 60% margin. Adding additional locations may require future fundraising that can be accomplished through additional debt offerings, equity offerings, revenue sharing agreements or traditional financing. It is important to note that these projections are based on potential revenues after the acquisition of the assets necessary to run the car wash. To date, the company does not have a functional car wash and has no operation.

Liquidity and Capital Resources

The company is currently projected to be profitable in the first year and will not require the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company in order to grow the company exponentially . If the company completes the offering of $107k, the company will have a solid balance sheet and be able to operate for over 36 months without creating any additional revenue. A completion of the maximum target means that those funds will be used to continue to raise additional capital, through continued equity offering, revenue sharing agreements, strategic partnerships, etc. Traditional financing, seller assisted financing, equipment financing, public benefit corporations and the SBA are all other possible venues of capital resources.

Indebtedness

The Company has minimal indebtedness at the current time. Starting with the formation of the company, the Company has engaged an attorney and CPA, David Wisniewski and Kyle McClure respectively, to perform services in exchange for future cash payments as well as future equity in the company. The debt we currently have is contingent upon a successful raise of $107k, for which Kyle McClure, CPA and David Wisniewski will be paid $1.5k and $15k respectively for their services to the company. This debt is interest free with no maturity date and, as stated above, will be paid in full upon a successful initial raise of $107k. David Wisniewski has performed legal services in exchange for future cash payments of $15,000, contingent upon a successful capital raise, as well as 1.5% equity in the company, also contingent upon a successful capital raise. Kyle McClure has performed accounting and financial services for the company in exchange for future cash payments of $1,500, contingent upon a successful capital raise, as well as $15,000 equity stake in the company, also contingent upon a successful capital raise.

Recent offerings of securities

None

Valuation

$4,500,000.00

This fundraising effort is not offering Membership Shares. The crowdfunding investors will be a part of the overall financing for the project and will have the potential to participate on a revenue sharing basis in the gross profits from the car wash services. Since we are not offering Membership Shares, we have not undertaken any significant efforts to produce a valuation of the Company. Moreover, we have not undertaken any efforts to obtain an independent third-party valuation of the Company. In this sense, the valuation of the Membership Shares is arbitrary and merely reflects the opinion of the Company as to the value of the Membership Shares. Our management team has a great amount of experience that we see beneficial to the company. The company issued a total of 4.5MM shares with a value per share of $1.00. Our "pre-money" valuation may appear to be excessive for a start-up that has yet to post any revenue. If you apply any standard methodology such as Book Value, DCF, Anticipated ROI or even Comparable Transactions you will find no basis whatsoever to consider a $4.5M pre-money valuation. Future valuations of the Company may be determined through negotiations with prospective investors in a future equity financing. Those prospective investors may determine the value of the Company through one or multiple methods which include: Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed; Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and Earnings Approach – This is based on what the prospective investor will pay (the present value) for what the prospective investor expects in the future.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$1,000	$2,000
Marketing	$5,000	$5,000
Working Capital	$900	$10,000
Legal & CPA	$2,500	$17,500
Land, Building, Equipment		$56,080
Additional Capital Raise		$10,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding. Upon a full raise the first $10,000 will be used to increase marketing our of business by purchasing the startengine full service product and used for compliance by getting a CPA review. We will also pay our accountant and legal contractors the amounts owed (above). We will then spend the remainder of our raise on land/building/equipment needed for the business, with the exception of

$10k which will be set aside for an additional capital raise in the future. If we manage to raise our total amount of $107,000, we believe the amount will allow the business to operate debt free and be profitable in the first year. The largest portion is the upfront capital expenses of land, construction of the building and the car wash equipment. The debt we currently have is contingent upon a successful raise of $107k, for which Kyle McClure, CPA and David Wisniewski will be paid $1.5k and $15k respectively for their services to the company. This debt is interest free with no maturity date and, as stated above, will be paid in full upon a successful initial raise of $107k.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. Repayment of debt to Kyle McClure and David Wisniewski of $1.5k and $15k respectively for services rendered. Proceeds allocated for additional capital raises.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors. disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF

Annual Report

The company will make annual reports available at https://dmgroupltd.com in the investors section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR D&M Group Ltd

[See attached]

D&M Group Ltd, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD
March 15, 2018 to June 30, 2018

**D&M
Group
Ltd, LLC**
Index to Financial Statements
(unaudited)

D&M GroupLtd,
LLC
BALANCE
SHEET
June 30, 2018
(unaudited)

D&M Carwash
Balance Sheet
June 30, 2018

ASSETS

Cash	$ 1,000.00
Property Plant Equipment	$ -
Total Assets	$ 1,000.00

LIABILITIES & EQUITY

Liabilities

Accounts Payable	$ 16,500.00
Notes Payable	$ -
Long Term Debt	$ -
Total Liabilities	$ 16,500.00

Equity

Owner Equity

Capital Contribution - Donna Dutcher	$ 1,000.00
Retained Earnings	$ (16,500.00)
Total Equity	$ (15,500.00)
Total Liabilities & Equity	$ 1,000.00

D&M Group Ltd, LLC

**STATEMENTS OF
OPERATIONS
FOR THE PERIOD ENDED June 30, 2018**

(unaudited)

D&M Carwash

Profit & Loss

March 15 through June 30, 2018

(unaudited)

Revenue	$ -
Cost of Goods Sold	$ -
Gross Profit	$ -
Other Expenses	
Advertising	$ -
Professional Fees	
Accounting	$ 1,500.00
Legal	$ 15,000.00
Profit Before Tax	$ (16,500.00)
Income Tax Expense	$ -
Net Income	**$ (16,500.00)**

D&M Group Ltd, LLC
STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE PERIOD ENDED June 30, 2018
(unaudited)

D&M Carwash
Statement of Cash Flows
Through June 30, 2018

	Donna Dutcher	
Members Equity 12/31/17	$	-
Capital Contributions	$	1,000
Net Income	$	-
Member Equity 5/31/18	**$**	**1,000**

D&M Group Ltd, LLC
Statement of Cash Flows
Through June 30, 2018

OPERATING ACTIVITIES	
Net Income	$ -
Net cash provided by Operating Activities	$ -
FINANCING ACTIVITIES	
Owner Equity	$ 1,000.00
Net cash provided by Financing Activities	$ 1,000.00
Total Cash Provided (Used)	$ 1,000.00
Beginning Cash	$ -
Total Cash 6-30-18	$ 1,000.00

NOTE 1 – NATURE OF OPERATIONS

D&M GROUP LTD, LLC was formed on March 15, 2018 ("Inception") in the State of Pennsylvania as a Pennsylvania Limited Liability Company. The financial statements of D&M GROUP LTD, LLC (which may be referred to as the "D&M Group", "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Philadelphia, Pennsylvania.

The Company was formed on March 15, 2018and had no prior financial activity. Accordingly, the Company has not presented historical results of operations prior to formation.

D&M Group is a startup business that will be a prominent car wash serving the greater Philadelphia area community. D&M Car Wash will be providing customers with exterior car washing and self-serve vacuums for interior cleaning. D&M Car Wash will have the ability to provide a high quality and entertaining service for less than the competition. D&M will use technology to the fullest extent possible when making sales to the customers and also with analyzing issues with maintenance that can all be monitored remotely.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the nearterm.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fairvalue:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Company will recognize revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. As these criteria are met with each transaction, revenue will be recognized when the transaction is complete.

Income Taxes
The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying consolidated financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

NOTE 3– DEBT

The Company has minimal indebtedness at the current time. The debt we currently have is contingent upon a successful raise of $107k, for which Kyle McClure, CPA and David Wisniewski will be paid $1.5k and $15k respectively for their services to the company. This debt is interest free with no maturity date and, as stated above, will be paid in full upon a successful initial raise of $107k.

NOTE 4– MEMEBERS EQUITY

The company has currently issued 4,500,000 LLC membership interests (units) to the sole member, Donna Dutcher. The issued interests represent 100% of all outstanding units, all of which are classed as membership interests. The Manager shall be authorized to issue new securities in the Company from time to time, provided the majority of Members consent in writing to the issuance. Below is a summary of the current capitalization policy of the company.

Outstanding Membership Shares: 4,500,000
Member Donna Dutcher: 4,500,000 shares (100%)

As noted in the balance sheet above, Donna Dutcher has contributed capital to the company of $1,000. All member capital accounts are maintained by the company and reflect any all capital contributions, distributions, and share of income/losses.

NOTE 5– RELATED PARTY TRANSACTIONS

The company currently has no related party transactions.

NOTE 6– COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – SUBSEQUENT EVENTS

The Company formally incorporated on March 15, 2018, see Note 1.

The Company has evaluated subsequent events that occurred after June 30, 2018 through August 19, 2018. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Donna Dutcher, the CEO of D&M Group Ltd., hereby certify that the financial statements of D&M Group Ltd. and notes thereto for the periods March 15, 2018 and ending June 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information that will be reported on our federal income tax returns.

The company was formed in 2018 and for this reason tax returns will not need to be filed until the April 2019.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 30, 2018.

Donna Dutcher
CEO
June 30, 2018

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

D&M Group is pending **StartEngine Approval.**


Self Service
Automatic

▶ PLAY VIDEO

D&M Group
24/7 Self Serve & Automatic Car Wash
Small OPO · Philadelphia, PA · Retail · Accepting International Investment

0
Investors
$0.00
Raised of $10K - $107K goal

Overview · Team · Terms · Updates · Comments · Share

Car Wash Made Convenient

Invest in D & M Car Wash





Our carwash will be convenient to busy customers with no sales pressure and also be a model of environmental conservation.

We start with a critical competitive edge: there is no competitor in a section of the Greater Philadelphia area of which we're aware that offers a 24-hour, automatic and self-serve combination car wash.

Our competitors primarily consist of "event washes". We define "event washes" as self-serve, lube+wash, gas+wash and friction washes. Currently, greater Philadelphia area customers must plan for significant time and/or effort to get a quality car wash. We plan to be able to capture many more customers when the competition is closed. We believe our positioning in these areas [illegible] service, speed, quality and reliability.

D&M Car Wash will provide a great wash at a better value than competing washes. Employee expenses are minimal, so pricing can be slightly less than the competition. The wash will also be an entertainment experience that will have sights like "Hot Lava Wax" and flavored smelling soaps. The entire location will be well lit, with LED lighting that will provide a welcoming environment.

The Offering

INVESTMENT OPPORTUNITY
Revenue Sharing Promissory Notes

Investment Multiple (Return) : 137.5% of initial investment
Revenue Sharing Percentage: 20.0% of the gross revenue of the Company calculated on a cash basis.
In other words, your investment will be returned from a 20% share of D&M's future gross revenue calculated on a cash basis.
Initial Grace Period: 12 months
Maturity Date: 60 months after the Initial Grace Period
Payment Period: Every 3 months, following the Initial Grace Period

Development Stage

This project requires a large upfront capital investment, and we want to clarify that construction is not complete and the company is pre-revenue. The founder will contribute an additional $25k upon raising $500k and $25k upon the raising of $775k. Real estate locations of new construction opportunities as well as existing locations that could be upgraded have been researched. We have communicated with manufactures and distributors during this process also. With this round we plan to complete the building and equipment installation, which we do not anticipate occurring until December 2018. At this point the company will begin operations.

Our Building Blocks

Sales in our business are based on client service because it is a repeat business. We will ensure the following elements are the building blocks of our sales strategy:

Service

- **24-hour service** availability
- **Quality service at good value** (attendants on duty at busiest times, who are always focused on customer satisfaction)
- **Reliability** in all seasons/weather.

Competition

- **1- 3 and 6-miles away** - more expensive tunnel-type wash plus tipping of employees
- **Limited operating hours** - majority of the day with no wash options
- **Old, worn buildings** - poor signage and limited visibility





Our Advantages

- Intensive marketing plan
- Newest technology for sales, providing experiential wash
- Proven equipment in thousands of washes globally
- We can monitor and solve mechanical issues remotely
- Low overhead through electrical and water efficiency

Business Model
We wish to accomplish:

- All-season location increases car washing frequency
- 8 million cars served daily at 36k self serve and 58k automatics
- Runs 24 hours a day with one employee
- Completely automated or the customer performs the work

Our Products

D&M
CAR WASH



OPEN 24 HOUR

D&M Car Wash will provide four services to its customers using a drive-up digital kiosk that allows customers to buy up additional services. We believe this technology will allow the opportunity to increase revenue by allowing customers to upgrade the wash package they have selected with any additional wash functions they may like to purchase. This allows the customer to have complete customization of their wash. All of this service is offered in a no-pressure sales environment, where the customer has the power of choice. If one third of customers choose buy-up options, it can increase revenue by 10-20%.

The sales strategy is to provide a great product at a reasonable cost. Customers will not feel pressured, because they will make their purchases at the drive up display screen that clearly shows all their options. This allows for up-selling in a way that puts the customer in control. Samsung Pay and Apple Pay will also be accepted in order to make the process as easy as possible for our customers. There are low switching costs in the car washing industry, so we have to work hard to develop and keep repeat customers.



Relative Autonomy – At a self-serve or automatic car wash, either the customer or equipment performs the labor, thereby eliminating the need for many employees. Generally, it only takes one worker to maintain and clean a site throughout busier parts of the day and to keep the operation running smoothly.

Easy to Manage - From an operator's standpoint, a car wash is relatively easy to run in that there are few personnel issues, minimal product inventories, and few maintenance requirements. Additionally, cash flow is not a problem since there are no accounts receivable or personal checks.

Low Cost – A car wash has low direct operating costs, and fixed costs, such as insurance and bookkeeping, are minimal.

High Yield – The factors listed above, combined with 24/7, all-season demand, expansion opportunities, and tax incentives can make a car wash a profitable enterprise.

How Our Service is Different From the Rest

We will differentiate our brand by being part of the large local community. We will participate by:



- Fundraising using gift card programs with local sports programs, scouts, etc
- Grace for vets (free wash on veterans day for vets)
- Host a classic car club and/or food truck on days that have been identified as being lower volume
- Sponsor a little league team to advertise on shirts
- Cross promote with businesses that are established in the neighborhood
- Donate branded baskets to local fundraisers

The local Philadelphia area population is large but we will be known as a community company.

The local market will be in the thriving area of Greater Philadelphia. D&M Car Wash segments its customers by type of car ownership. We believe that the type of car that a person owns says volumes about their driving, and therefore their car washing and detailing requirements. The car wash business model, industry and demographics of the area have been researched thoroughly. Below are the results of our research.

- **New car owners:** Owners of newer cars are most likely to use a touch free car washing service, because there is no chance their vehicle will be scratched or damaged. We believe these owners take huge pride in their new cars and will often bring them to the wash service. The goal with these customers is to promote regular use of the wash service. The aim is to inform these customers that D&M Car Wash will keep their car looking as good as it was looking the day they drove it off the lot.
- **Older luxury car owners:** These people have either owned their high-end luxury cars for several years or are unable to afford the expense of a new luxury car but want the feel of relaxed driving. We believe both of these groups want to keep their cars in the best shape possible. Those who have bought second-hand cars will often spend many hours in their cars and will place high importance on keeping their cars looking good. We believe these owners will bring their cars in for regular washes also.
- **Sports car owners:** These people are often younger or middle-aged men and will often regard the look of their car as important. We believe they will also most likely pride themselves on the look of their car and will often have their car washed weekly.
- **Lifetime owners:** Many of these people have owned their cars for more than five or six years and are more likely to be women. We believe they are attached to their cars as friends, and though it may be more sensible for them to purchase a new car, they will bring their car in for a wash occasionally, just when the car is dirty. We believe they like their cars to look presentable and want to keep them in good shape but are not tied up in the look of their car. For this reason, we believe they will not be overly concerned with their car unless they are selling it.
- **Dealerships:** The proposed location of D&M Car Wash is surrounded by many new and used car dealerships within three miles. We believe these dealerships often use outside car wash services to clean their vehicles before they are put up for sale. In addition, there are fifteen other car dealerships within a seven-mile radius of D&M Car Wash.
- **Local businesses:** Some local businesses have fleets of cars and small vans that must be kept clean to maintain their company image. We believe these businesses will be looking for a cost-effective, efficient car washing service and will generally prefer to use a carwash service during the week rather than during weekends, like the general public.

Invest in Our Company Today!

A carwash is a great business that many small investors dream about owning but cannot overcome the barrier to entry of the large upfront capital investment. Once that barrier is overcome, we will have a business that we believe can produce over a 63% profit margin and have the ability to operate 24 hours a day, 365 days a year, all while only relying on a few people.



I look forward to answering all of your questions.

Thank you,
Donna Dutcher

CAR WASH

The Problem
Was Identified

Instead of
complaining,
Donna starts

Completed
Business Plan

Thoroughly
researched
market and

Grand
Opening of























September 2017

thinking of a solution

October 2017

SBA Score Adviser

Began working with an adviser through the SCORE program who can not be named due to their volunteer work with the SBA. We are in frequent contact and they have been invaluable.

[illegible]

demographics, financial projections and [illegible] team. Preparing to raise capital.

June 2018

Team Completed

This was a stamp of approval to have an accountant run the numbers and an attorney who researched the project believe it was worth their valuable time.

November 2018

[illegible] Campaign Begins

December 2018

Purchase Land

Acquire permits to proceed with construction. (Anticipated)

March 2019

First Facility (Anticipated)

Meet Our Team

Donna Dutcher

Founder & CEO, Manager

Donna has over 10 years of experience managing nationally known franchises. She is currently is a general manager with Starbucks and has been since 2016 (primary job). She chose Starbucks because it allowed her to work a full-time 40 hour week close to home. This gave her the time to spend the 20 hours a week building D&M Car Wash. Previously she worked at The Rose Group as the general manager from 2012 to 2016, she has been responsible for P&L on units that gross over 2MM a year. Prior to working for The Rose Group, she successfully owned and operated a small business that she sold after increasing the revenue by over 100%. She has learned to develop a wide array of skills and unique problem-solving abilities which are crucial to making a startup succeed. She has managed new store launches starting at the construction process, through to opening and running locations with as many as 60 employees reporting to her. Donna's broad experience in retail, market growth, business and brand building will help make D&M Group an innovator in the car wash sector. Donna has been the CEO, Founder, and Manager of D&M Group since March of 2018.

Michael Smith

Operations & Technician

Michael brings the technical knowledge to this team as he has worked in the car wash industry for over the last 25 years. He has outstanding mechanical abilities and has performed installation, removal, and service of car wash equipment of all makes and models. He is capable of performing routine and needed maintenance on car wash and car wash support equipment. He is adept at recommending improvements or repairs to improve wash quality or reduce expenses. Michael has also worked in the management side of the business and ensures excellent customer satisfaction with attention to detail. He also successfully maintained sales averages and controlled labor and inventory. Michael can operate and manage a car wash from open to close.

David Wisniewski

Attorney

Experienced outside general counsel with a strong track record of advising businesses on employment, corporate, regulatory and litigation matters. Provide employment counseling on a wide array of HR and business initiatives.

Kyle McClure

CPA

Understanding the numbers is key to the success and growth of any business. I am a CPA with 5 years of experience in both the finance and accounting (Deloitte) functions with clients ranging from large public companies to startups looking for insight and analysis based on complete and accurate financial statements. I am an expert in GAAP, Internal Control Framework (COSO), Financial Statement composition and presentation, financial modeling, forecasting, budgeting, monthly close, excel, Quickbooks online, Quickbooks desktop, Microsoft Dynamics, and strategic growth for startup companies. I have managed teams of up to 6 and performed duties that range from simple journal entry transactions to highly complex revenue accounting and dynamic financial modeling. I am a detailed, analytical thinker with highly refined oral and written communication skills. I predicate my success on building strong, lasting relationships with my clients with exceptional communication and timely, precise results based upon specific client needs.

Mitch Brudy

Marketing

Mitch has a proven history of generating significant new revenue through content marketing. He is experienced in utilizing print, web, video and multimedia productions. He is adept at thriving in fast-paced environments and adhering to tight deadlines. His co-workers recognize his creativity and exceptional work ethic. Mitch not only brings customers through the door but is able to maintain high conversion rates. Mitch is capable of increasing sales and revenue while cutting costs in the advertising budget. Mitch was the CMO and Co-Founder for a fitness company here in Philadelphia and was able to raise funds with a valuation of $10MM. He has the experience building marketing and growth strategies for start-ups in the Philadelphia area. He is also a Drexel graduate student pursuing his MS degree in Entrepreneurship.

Paul Forster

Corporate Secretary

Paul has worked with the company since its early days and carved a role for himself as co- founder and secretary. He is bringing with him a wealth of experience and knowledge in business operations, sales and

*marketing. Paul focuses on
many tasks such as customer
service, process development,
developing investor and partner
relations. One of Paul's greatest
passions is identifying processes
that can be simplified, then
developing a plan of action and
implementing change.*

Offering Summary

Maximum $107,000 of Revenue Sharing Promissory Notes

Minimum of $10,000 of Revenue Sharing Promissory Notes

INVESTMENT OPPORTUNITY

Revenue Sharing Promissory Notes

Investment Multiple: 137.5% of initial investment

Revenue Sharing Percentage: 20.0% of the gross revenue of the Company calculated on a cash basis (excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.)

Initial Grace Period: 12 months (number of months after final Closing after which Periodic Payments begin)

Maturity Date: 60 months after the Initial Grace Period (number of months after Initial Grace Period upon which any unpaid Amount Due becomes due.)

Payment Period: Every 3 months, following the Initial Grace Period

What is a Revenue Sharing Promissory Note?

A revenue sharing promissory note offers you the right to receive a portion of the Company's gross revenues up to a certain amount. The amount of return you will receive in the future is determined by the Investment Multiple. Your return is equal to your Initial Investment x the Investment Multiple. Payments towards this multiple begin after the Initial Grace Period. After the Initial Grace Period, Investors will received a payment towards their portion of the Total Payment every Payment Period until the Maturity Date. If the Total Payment is not repaid by the Maturity Date, the entire remaining amount becomes due and payable at the Maturity Date.

(See Exhibit F to the Offering Document for a complete set of Terms)

Company	D&M Group Ltd
Corporate Address	2929 Arch Street, Suite 1700 Philadelphia, PA, Philadelphia, 19104
Description of Business	Self serve and automatic car wash
Type of Security Offered	Revenue Sharing Promissory Notes
Minimum Investment Amount (per investor)	$100

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments. Repayment of debt to Kyle McClure and David Wisniewski of $1.5k and $15k respectively for services rendered. Proceeds allocated for additional capital raises.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

D&M Car Wash

Open 24 hour

Light show to entertain the kids because 5 minutes of peace is priceless

Has Low fixed costs

Operates 365 days a year with one part time employee

Location is a high traffic area with many retailers and apartments

Intensive marketing plan that focuses on all possible customers

Ultimate Wash

Chrome & Glass Cleaner * Hot Presoak Tire & Wheel Wash * Side Blasters High Pressure Wash & Rinse Triple Foam Shine * RainX Spot Free Rinse * Blow Dry

Would you like to add any of the additional services? Press "Done" to proceed to checkout. $4.00 Hot Wax $2.00 Hot Water $2.00 Tire Scrubbers $2.00 Tire Shine

Change Selection Done

Sustainability is important; we will use water recycling equipment

Along with eco friendly soaps

Overhead drying is energy efficient and offers a superior service

Monitor and adjust setting from anywhere

D&M Car Wash Self service Automatic

We plan on adding a second location within 2 years

D&M Car Wash

Open 24 hour

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Revenue Sharing Promissory Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Revenue Sharing Promissory Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at 06/30/2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Revenue Sharing Promissory Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Revenue Sharing Promissory Note the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[REVENUE SHARING PROMISSORY NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REVENUE SHARING PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%
%%TODAY%%

FOR VALUE RECEIVED, %%NAME_OF_ISSUER%% (the "**Company**"), promises to pay to the order of %%VESTING_NAME%% ("**Subscriber**") an amount equal to %%VESTING__AMOUNT%%, calculated by multiplying the Principal by the Investment Multiple (the "**Amount Due**"). This note (the "**Note**") is issued as part of a series of similar notes (each a **Note** and collectively, the "**Notes**") to be issued pursuant to the terms of that certain Note Subscription Agreement ("**Note Subscription Agreement**"), dated as of %%TODAY%%, by and among the Company, Subscriber, and the other Subscribers thereto. This Note is subject to the following terms and conditions:

1. Definitions

(a) **Closing Date** means the date on which the funds are released to the Company under the Offering. In the event that multiple closings occur in this Offering, the Closing Date applicable to all Notes shall be the last closing in this Offering.

(b) **Initial Grace Period** means a 12-month period following the Closing Date.

(c) **Investment Multiple** means 1.37x.

(d) **Investor Proportion** means, with respect to each Subscriber, a fraction, the numerator of which is the Principal applicable to such Subscriber, and the denominator of which is the Offering Amount.

(e) **Majority in Interest** means those Subscribers whose collective Investor Proportions is greater than 50% of the Offering Amount.

(f) **Maturity Date** means the first business day of the 60 month following the Initial Grace Period.

(g) **Offering** means the offering of securities under Regulation Crowdfunding under which these Notes were issued.

(h) **Offering Amount** means the aggregate amount of Notes that all Subscribers have purchased in connection with the Offering.

(i) **Periodic Payment** means, with respect to each applicable 3 month period, the Investor Proportion applied to the Periodic Revenue for such 3 month period multiplied by the Revenue Sharing Percentage.

(j) **Periodic Revenue** means, with respect to each 3 month period, the gross revenue of the Company calculated on a cash basis during such 3 month period, excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.

(k) **Principal** means, with respect to each Subscriber, the amount contributed by the Subscriber as set forth above in this Note.

(l) **Repayment Triggering Event** means an event or series of events by which (i) the persons who hold equity interests in the Company on the Closing Date cease to own and control at least 51% of the equity interests in the Company on a fully diluted basis, (ii) the Company merges, consolidates or enters into any similar combination with any other entity (with or without the Company being the continuing or surviving entity), (iii) the Company disposes all or substantially all of its assets to any other entity, or (iv) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup, or dissolution).

(m) **Revenue Sharing Percentage** means 20% of each period's Periodic Revenue.

(n) **Total Payment** means (i) the sum of the Principal of all Subscribers multiplied by (ii) the Investment Multiple.

2. Note Payments

(a) In consideration for the amount subscribed, and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the 3 month period following the Initial Grace Period until the Company has paid 100% of the Amount Due to the Subscriber.

(b) If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Total Payment.

(c) If the Periodic Revenue for any 3 month period is equal to or less than zero, no Periodic Payment will be due to the Subscribers with respect to such 3 month period.

(d) The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.

(e) If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.

(f) If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to the Total Payment, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

3. Events of Default

Each of the following shall constitute an "Event of Default"

(a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

(b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.

(c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

(d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

(e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

(f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

(g) Any representation or warranty made by the Company under the Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

(h) The occurrence of a Repayment Triggering Event.

4. Remedies

(a) If any Event of Default occurs, the unpaid portion of the Total Payment, and all other amounts payable hereunder to the Subscribers shall become immediately due and payable by the Company to the Subscribers, in accordance with each Subscriber's Investor Proportion.

(b) If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

5. General

(a) **Transfer; Successors and Assigns**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Subscriber. Notwithstanding the foregoing, the Subscriber may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and Revenue Sharing Percentage will be issued to the transferee.

(b) **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Subscriber shall be governed, construed and interpreted in accordance with the laws of the State of %%STATE_INCORPORATED%%,, without giving effect to principles of conflicts of law.

(c) **Notices.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally, by overnight courier, or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

(d) **Amendments and Waivers.** Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Subscriber in any manner different than such amendment or waiver applies to or affects other Subscribers shall require the written consent of the Subscribers representing a majority of the outstanding principal amount of indebtedness represented by all Notes held by such Subscribers that are so differently affected. Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Company, each Subscriber and each transferee of any Note.

(e) **Entire Agreement.** This Note, together with the Subscription Agreement and the documents referred to therein, constitutes the entire agreement between the Company and the Subscriber pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Subscriber are expressly canceled.

(f) **Counterparts.** This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

(g) **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

(h) Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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